[Exhibit 100]


                        UNITED STATES DISTRICT COURT

                             DISTRICT OF NEVADA


                                 * * *


HILTON HOTELS CORPORATION and       )       CV-S-97-095-PMP (RLH)
HLT CORPORATION,                    )
                                    )             O R D E R
                      Plaintiffs,   )
                                    )
                      v.            )
                                    )
ITT CORPORATION, et al.,            )
                                    )
                      Defendants.   )
-------------------------------------




          Before the Court for consideration is Defendant ITT's Motion to Dismiss Counts III through VII of Plaintiff's First Amended and
Supplemental Complaint or, in the Alternative, for Partial Summary Judgment (#92), filed July 2, 1997.

          In its First Amended and Supplemental Complaint (#91), filed June 25, 1997, Plaintiff Hilton asserts a series of breach of fiduciary duty claims based upon ITT's alleged breakup of the Corporation which Hilton maintains is designed to defeat its tender offer.

          ITT first argues that Hilton's claims are not ripe and that Hilton is seeking an advisory opinion from the Court regarding certain hypothetical transactions which would arguably breach ITT's fiduciary duties to its shareholders. The record before the Court, however, indicates that contracts of the type complained of by Hilton have been entered by ITT. Discovery in this area is ongoing and the record suggests that continued discovery is reasonably calculated to lead to the production of admissible evidence on the issue. Under the circumstances, Hilton's claims cannot be dismissed as unripe.

          ITT next argues that Hilton's breach of fiduciary duty claims are derivative rather than direct. Therefore, maintains ITT, Hilton's First

Amended and Supplemental Complaint is deficient because it is not verified and because it lacks particularized allegations of efforts to make a demand on ITT's Board of Directors. The Court agrees that Hilton's breach of fiduciary duty claims are derivative and that Hilton should be required to verify its First Amended and Supplemental Complaint. The Court concludes, however, that Hilton should not be required to make particularized allegations of efforts to make a demand on the ITT Board, because it is clear such a demand would be futile.

          The Court rejects ITT's arguments that Counts III and IV of Hilton's First Amended and Supplemental Complaint failed to state a claim. The Court also rejects ITT's argument that Hilton's statutory claim under NRS 78.565 as alleged in Count V of Hilton's First Amended and Supplemental Complaint is defective. Hilton's allegation that ITT's plan of spinning off into three distinct businesses could reasonably be found to be a breakup of the company and a sale of substantially all of ITT's assets is sufficient under NRS 78.565.

          ITT next argues that to the extent Counts III through VII of Hilton's First Amended and Supplemental Complaint focus on the contract between ITT and FelCor, the claims must be dismissed for failing to join FelCor as a necessary Defendant under Rule 19(a) of the Federal Rules of Civil Procedure. The Court agrees that to the extent Hilton seeks rescission of the contract between ITT and FelCor and invalidation of certain provisions of ITT's management agreement with FelCor (Am. Cpl. Sections 69(i) and (j)), FelCor is a necessary party under Rule 19(a). There is, moreover, a legitimate issue as to whether this Court has federal question or diversity jurisdiction over FelCor. The Court finds that under the circumstances, the remedy warranted is to dismiss Hilton's claims for relief seeking rescission of the FelCor transaction and invalidating the change of control penalty provisions in ITT's management agreement with FelCor.

          Finally, the Court finds that there exists genuine issues of material facts regarding the claims set forth in Counts III through VII of Hilton's First Amended and Supplemental Complaint. Therefore, partial summary judgment is not appropriate as to those claims at this time.

          IT IS THEREFORE ORDERED that Defendant ITT's Motion to Dismiss Counts III through VII of Hilton's First Amended and Supplemental Complaint or, in the Alternative, for Partial Summary Judgment (#92) is denied except to the extent that Hilton's claim for relief seeking rescission of the FelCor transaction and invalidation of the change of control penalty provisions in ITT's Management Agreement with FelCor (Am. Cpt. Sections 69(i) and (j)) are hereby dismissed without prejudice.

          IT IS FURTHER ORDERED that Hilton shall file a Verified First Amended and Supplemental Complaint not later than September 22, 1997.

          IT IS FURTHER ORDERED that having reconsidered Hilton's Motion to Unseal Hilton's Opposition to Defendant's Motion to Dismiss (#99), in light of the Oppositions thereto filed on behalf of ITT (#106 and #109) and non-party FelCor Suite Hotels, Inc. (#111), and Hilton's Reply Memorandum (#116), Hilton's Motion to Unseal Hilton's Opposition to Defendant's Motion to Dismiss (#99) is granted.

DATED:  September 8, 1997

                              /s/ Philip M. Pro
                              -----------------
                              PHILIP M. PRO
                              United States District Judge